UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ASB Bancorp, Inc.

    (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00213T 109

(CUSIP Number of Class of Securities)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00213T 109

SCHEDULE 13G
1	NAMES OF REPORTING PERSONS
Asheville Savings Bank, S.S.B. Employee Stock Ownership Plan Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
313,866

	6	SHARED VOTING POWER
118,694

	7	SOLE DISPOSITIVE POWER
432,560

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
432,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

(1)	Based on 3,985,475 shares of common stock outstanding as of December 31, 2015.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer: ASB Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

11 Church Street
Asheville, North Carolina 28801

Item 2.

(a)	Name of Person(s) Filing:

Asheville Savings Bank, S.S.B. Employee Stock Ownership Plan Trust (“ESOP”)
Pentegra Trust Company, Trustee

(b)	Address of Principal Business Office:

c/o Pentegra Services, Inc.
2 Enterprise Drive, Suite 408
Shelton, CT 06484

(c)	Citizenship: See page 2, Item 4.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 00213T 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership

(a)	Amount Beneficially Owned

See page 2, Item 9.

(b)            Percent of Class

See page 2, Item 11.

(c)            Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote: See page 2, Item 5.

(ii)	Shared power to vote or to direct to vote: See page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of: See page 2, Item 7.

(iv)	Shared power to dispose or to direct the disposition of: See page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

/s/ William J. Pieper
Signature

Pentegra Trust Company, as Trustee for the Asheville
Savings Bank, S.S.B. Employee Stock Ownership Plan

By: William J. Pieper
Title: Senior Vice President, Pentegra Trust Company